United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
April 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑                 Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐                No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐                 No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐                 No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

Table of Contents

Press Release
Signature Page

Vale about the nomination of the Chief Executive Officer
Rio de Janeiro, April 4, 2011 — Vale S.A. (Vale) informs that after the meeting held today, the controlling shareholders of Valepar — Litel, Bradespar, BNDESpar, Mitsui and Elétron — communicated to Vale the nomination of Murilo Pinto de Oliveira Ferreira to succeed Roger Agnelli as Vale’s Chief Executive Officer (CEO), starting on May 22, 2011, after the end of the mandate of Mr. Agnelli. The nomination is subject to approval of Vale’s Board of Directors, in a meeting yet to be announced.
Murilo Ferreira, 58 years old, has a degree in Business Administration from Fundação Getúlio Vargas (FGV) in São Paulo, a post-graduate degree in Business Administration from FGV in Rio de Janeiro, and an executive education program in M&A at the IMD, Lausanne, Switzerland. Murilo has more than 30 years of experience in the mining industry. He begun to work for Vale in 1998 as Director of Vale do Rio Doce Alumínio — Aluvale, acting in several senior management positions until his leave in 2008, when he was Chief Executive Officer of Vale Inco (currently Vale Canada) and Executive Director of Nickel and Base Metals Sales of Vale.
Murilo Ferreira was nominated by the controlling shareholders of Vale among a list of three candidates recommended by an international executive search company, according to the rules and bylaws of Valepar, the controlling shareholder of Vale. Consistent with the best corporate governance practices, there will be a transition period, from our current CEO, Roger Agnelli, to its successor, to ensure the continuity of the operations and strategy implementation of Vale.
The shareholders of Valepar take the opportunity to reiterate its appreciation of Roger Agnelli for his successful performance as CEO of Vale during the last few years, contributing to reach the prominent position Vale enjoys today around the world.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Carla Albano Miller: carla.albano@vale.com
Andrea Gutman: andrea.gutman@vale.com
Christian Perlingiere: christian.perlingiere@vale.com
Fernando Frey: fernando.frey@vale.com
Marcio Loures Penna: marcio.penna@vale.com
Samantha Pons: samantha.pons@vale.com
Thomaz Freire: thomaz.freire@vale.com
This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 4, 2011	Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco

Roberto Castello Branco
Director of Investor Relations